Husky Energy On Track with Third Quarter Results

Calgary, Alberta (October 23, 2014) – Husky Energy delivered another steady performance in the third quarter, with its balanced growth and focused integration strategy contributing to predictable results.

“With all areas of our business, we are carefully staging our activities to not only provide dependable cash flows and returns, but to also fund future projects,” said CEO Asim Ghosh. “Husky’s expansive portfolio and strong balance sheet give us the flexibility to manage through economic cycles and adjust as necessary.”

Net earnings were $571 million, up 11.5 percent from $512 million in the third quarter of 2013. Cash flow from operations was $1.34 billion, comparable to a year ago.

Upstream production averaged 341,000 barrels of oil equivalent per day (boe/day), up approximately 10 percent from 309,000 boe/day in the third quarter of 2013.

Average throughputs at the Downstream refineries and Lloydminster Upgrader were 334,000 barrels per day (bbls/day), compared to 300,000 bbls/day in the third quarter of last year.

Highlights Include:

•	Net earnings were $571 million or $0.58 per share (basic), compared to $512 million or $0.52 per share (basic) a year ago. This included a FIFO loss of approximately $28 million.

•	Cash flow from operations was $1.34 billion or $1.36 per share, compared to $1.35 billion or $1.37 per share in the third quarter of 2013.

•	Total Upstream production averaged 341,000 boe/day, up from 309,000 boe/day a year ago.

•	Commissioning work continues on Phase 1 of the Sunrise Energy Project, which is on track to start steaming around the end of the year.

•	Construction of the Rush Lake heavy oil thermal project is now more than 70 percent complete with first production on schedule for the second half of 2015.

•	Sales gas volumes from the Liwan Gas Project were in the range of 200 to 220 million cubic feet (mmcf/day, gross), up from a 180 to 200 mmcf/day (gross) range in the second quarter.

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A letter of intent has been issued to award the contract for leasing an FPSO (floating production, storage and offloading) vessel for the liquids-rich BD gas field development offshore Indonesia, allowing design work on the vessel to begin.

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Production facilities were completed at the South White Rose field in the Jeanne d’Arc Basin in the Atlantic Region, with first oil anticipated in the second quarter of 2015 following the drilling of the first production well.

•	Construction was completed on two 300,000-barrel tanks at Hardisty, Alberta, which are scheduled to be in service in early 2015.

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FINANCIAL AND OPERATIONAL HIGHLIGHTS

	Three Months Ended			Nine Months Ended
	Sept. 30 2014	June 30 2014	Sept. 30 2013	Sept. 30 2014	Sept. 30 2013
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	341	334	309	334	313
Crude Oil and NGLs (mbbls/day)	229	233	224	235	227
Natural Gas (mmcf/day)	670	604	506	594	516
2) Operating Netback ($/boe) (1)(2)	43.05	48.70	46.15	45.51	38.86
3) Refinery and Upgrader Throughput (mbbls/day)	334	304	300	309	314
4) Cash Flow from Operations(2) (Cdn $ millions)	1,341	1,504	1,347	4,381	4,079
Per Common Share – Basic ($/share)	1.36	1.53	1.37	4.45	4.15
Per Common Share – Diluted ($/share)	1.36	1.52	1.37	4.44	4.15
5) Net Earnings (Cdn $ millions)	571	628	512	1,861	1,652
Per Common Share – Basic ($/share)	0.58	0.63	0.52	1.88	1.67
Per Common Share – Diluted ($/share)	0.52	0.63	0.52	1.84	1.66
6) Adjusted Net Earnings(2,3) (Cdn $ millions)	487	682	544	1,885	1,701
Per Common Share – Basic ($/share)	0.50	0.69	0.55	1.92	1.73
Per Common Share – Diluted ($/share)	0.49	0.69	0.55	1.91	1.73
7) Capital Investment, including acquisitions (Cdn $ millions)	1,279	1,056	1,407	3,604	3,491
8) Dividend Per Common Share ($/share)	0.30	0.30	0.30	0.90	0.90
(1) Operating netback includes results from Upstream Exploration and Production and excludes Upstream Infrastructure and Marketing.
(2) Operating netback, cash flow from operations and adjusted net earnings are non-GAAP measures. Refer to the Q3 MD&A, Section 11, which is incorporated herein by reference.
(3) Adjusted net earnings for the three months ended Sept. 30, 2014 takes into account after-tax foreign exchange gains of $31 million, gains from the use of financial instruments of $2 million and stock-based compensation recovery of $51 million.

Third quarter production reflected increased volumes from the Liwan Gas Project, which came onstream earlier this year, and strong performance from heavy oil thermal projects. Production in the Atlantic Region was impacted by approximately 10,300 bbls/day due to the planned installation of production equipment for the South White Rose development, as well as planned turnarounds on the SeaRose and Terra Nova FPSOs, which have resumed production. Western Canada production also takes into account a number of third-party outages and turnarounds.

Downstream throughputs of 334,000 bbls/day take into account a 42-day turnaround at the Lloydminster Upgrader that began in early September and strong performance from the Company’s refineries.

West Texas Intermediate prices averaged $97.17 US per barrel in the third quarter compared to $105.83 US a year ago. Average realized pricing for the Company’s total upstream production was $68.35 per barrel, compared to $72.13 in the third quarter of 2013. U.S. refining Chicago market crack spreads averaged $17.41 US per barrel in the third quarter, compared to $15.86 US in the same period in 2013, while the realized U.S. refining margin averaged $11.42 US per barrel compared to $11.86 US a year ago.

At the Sunrise Energy Project, the development cost estimate for Phase 1 is $3.2 billion, of which 50 percent is net to Husky. Capital cost efficiency remains in the range of other projects completed or in construction in the industry since 2013.

The Company has incorporated several technologies to reduce sustaining capital, including a customized mobile drilling rig and multi-phase metering. The rig provides for closer spacing of wellheads, resulting in a smaller footprint and less piping and facilities on the pad.

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KEY AREA SUMMARY

THE FOUNDATION BUSINESS

•	Heavy Oil

Thermal projects continued to perform very well during the quarter, averaging approximately 45,400 bbls/day compared to 38,800 bbls/day a year ago. The Sandall thermal project, which came on stream in the first quarter of 2014, continues to produce well above its 3,500 bbls/day nameplate capacity, averaging about 5,300 bbls/day in the quarter.

Longer-life thermals are helping to lengthen the stride of the heavy oil business and deliver improved earnings per barrel of production. Construction is advancing on a series of high-netback, modular projects.

•	The 10,000 bbls/day Rush Lake thermal development is now more than 70 percent complete and on schedule for first production in the second half of 2015.

•	The 10,000 bbls/day Edam East thermal project is advancing towards first oil in the first half of 2016.

•	The 3,500 bbls/day Edam West thermal project is set to come on production in the second half of 2016.

•	The 10,000 bbls/day Vawn thermal project is targeted for production in the second half of 2016.

The Company’s Saskatchewan pipeline gathering system is being expanded to accommodate production from the new thermal projects. Work progressed over the 2014 construction season and the project is expected to be completed in 2015.

Total horizontal heavy oil production averaged 12,700 boe/day during the third quarter, with operating costs of $14.42 per barrel.

•	Western Canada

Production from oil and liquids-rich gas resource plays averaged more than 34,000 boe/day in the quarter, compared to approximately 25,000 boe/day in the third quarter of 2013.

Gas Resource Plays

Drilling continued at the Ansell liquids-rich gas play. Nine wells were completed in the quarter, with 17 wells completed to date in 2014. Average production from Ansell during the quarter was approximately 17,500 boe/day, compared to about 13,700 boe/day in the same period the year before.

Performance from test wells at the Duvernay liquids-rich gas play at Kaybob continued to meet expectations.

Oil Resource Plays

Fifteen horizontal wells were drilled and 15 completed in the third quarter, with activity primarily focused on the Viking and Bakken oil resource plays.

•	Downstream

Construction was completed on two 300,000-barrel storage tanks at Hardisty, Alberta to improve storage capacity. The tanks are expected to be in service in early 2015.

The Company has made commitments on the Cochin pipeline to provide diluent for the Sunrise Energy Project.

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A 40,000 bbls/day heavy crude flexibility project is underway at the Lima Refinery to support Husky’s growing heavy oil thermal production. Front-end engineering and design (FEED) is complete and further equipment upgrades are planned.

The Lima Refinery has been running at reduced rates of about 110,000 bbls/day since October 16 as the result of unplanned interruptions on third-party feedstock pipelines.

GROWTH PILLARS

•	Asia Pacific Region

China

Gas sales from the Liwan Gas Project in the South China Sea were in the range of 200 to 220 mmcf/day (gross), up from a 180 to 200 mmcf/day (gross) range in the second quarter. With the longer ramp-up of production at Liwan, exploration cost recovery will be extended into 2015. About $210 million US of approximately $800 million US in exploration costs have been recovered to date.

Progress was made in laying a second 22-inch pipeline from the 3-1 field to the shallow water platform. Pending vessel availability, plans are being finalized for the completion of the pipeline, which will provide for increased operational flexibility and reliable performance late in the field life.

The Liuhua 34-2 field is due to be commissioned, subject to final approvals.

Market opportunities for the Liuhua 29-1 field continue to be assessed, with first production anticipated in the 2018 timeframe.

Indonesia

Offshore Indonesia, a letter of intent awarding the contract for an FPSO vessel has been issued. The vessel will be used to develop the BD field in the Madura Strait, which contains natural gas and liquids. Construction is progressing on a wellhead platform and pipeline infrastructure, with first gas expected in the 2017 timeframe.

A Plan of Development was approved by government regulators for the MDK natural gas field, which calls for a two-well platform with production tied back to the shallow water MDA/MBH floating production unit. First gas is planned for the 2017-2018 timeframe.

Husky owns a 40 percent interest in the Madura Strait developments, which includes the BD, MDA, MBH and MDK natural gas fields, plus various other discoveries and prospects.

•	Oil Sands

The Sunrise Energy Project is undergoing final commissioning, with the first 30,000 bbls/day central processing plant scheduled to start steaming around the end of the year.

Work continues to advance on the second 30,000 bbls/day plant, which is on track for startup approximately six months after the first. Production is expected to ramp up over a two-year period.

Extensive 2-D and 3-D seismic surveys and appraisal drilling have confirmed the quality of the reservoir, facilitating optimal well placement. Other enhancements contributing to planned well performance include:

•	Vacuum-insulated tubing to reduce heat loss and improve steam efficiency

•	Electrical Submersible Pumps (ESPs) to more effectively produce the wells

•	An advanced casing design to improve inflow performance from the reservoir

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•	Atlantic Region

Several projects are advancing towards first production in the Jeanne d’Arc Basin offshore Newfoundland and Labrador.

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A Hibernia-formation well targeting a deeper zone at the North Amethyst field neared completion, with first production planned around the end of the year. Production is expected to increase to approximately 5,000 bbls/day (net).

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At the South White Rose field, all production equipment is now in place. Subject to rig availability, first oil is anticipated in the second quarter of 2015, with production volumes expected to increase to approximately 15,000 bbls/day (net).

•	Early site preparation continued for the West White Rose field development, including construction of the graving dock. The project is subject to Company, partner and regulatory approvals.

Exploration

In the Flemish Pass, a 3-D seismic program in the area of the Bay du Nord discovery wrapped up in the third quarter. The West Hercules drilling rig arrived offshore Newfoundland in mid-October to begin an 18-month appraisal and exploration drilling program. Husky holds a 35 percent working interest in the Bay du Nord, Mizzen and Harpoon discoveries.

CORPORATE DEVELOPMENTS

A search for a Chief Financial Officer continued during the quarter.

Husky has established a new commercial paper program under which it may issue unsecured commercial paper notes of up to $1 billion. Reflecting the Company’s strong credit quality, the program is rated R-1 (Low) and provides access to a cost effective and flexible financing vehicle. Approximately $920 million has been issued to date.

The Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended September 30, 2014. The dividend will be payable on January 2, 2015 to shareholders of record at the close of business on November 27, 2014.

A regular quarterly dividend on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period October 1, 2014 to December 31, 2014. The dividend of $0.27813 per Series 1 Preferred Share will be payable on December 31, 2014 to holders of record at the close of business on November 27, 2014.

For those holders of common shares who have not already done so and would like to accept to receive dividends in the form of common shares, they should inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before November 19, 2014. A link to an electronic copy of the Stock Dividend Confirmation Notice is available at www.investorcentre.com/husky

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CONFERENCE CALL

A conference call will take place on Thursday, October 23 at 10 a.m. Mountain Time (12 p.m. Eastern Time) to discuss Husky's third quarter results. To listen live, please call one of the following numbers:

Canada and U.S. Toll Free:         1-800-319-4610
Outside Canada and U.S.:         1-604-638-5340

CEO Asim Ghosh, COO Rob Peabody, Acting CFO Darren Andruko and Downstream Senior VP Bob Baird will participate in the call. To listen to a recording of the call, available at 12. p.m. Mountain Time on October 23, please call one of the following numbers:

Canada and U.S. Toll Free:         1-800-319-6413
Outside Canada and U.S.:         1-604-638-9010

Passcode:             2658 followed by the # sign
Duration:             Available until November 24, 2014

The archived webcast conference call will be available for approximately 90 days.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbols HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", “is targeting”, "estimated", "intend", "plan", "projection", "could", “aim”, "vision", "goals", "objective", "target", "schedules" and "outlook"). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies;

6 HUSKY ENERGY INC. – 2014 THIRD QUARTER RESULTS

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with respect to the Company's Asia Pacific Region: anticipated timing for exploration cost recovery from the Liwan Gas Project; anticipated timing of first production from the Liuhua 29-1 field; and anticipated timing of first gas from the Madura Strait BD and MDK natural gas fields;

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with respect to the Company's Atlantic Region: planned timing of first production and anticipated increase in production from the Company’s South White Rose field; and planned timing of first production and anticipated increase in production from a Hibernia-formation well at the North Amethyst field;

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with respect to the Company's Oil Sands properties: anticipated timing of commencement of steaming at the Company’s Sunrise Energy Project; estimated development costs for Phase 1 of the Company’s Sunrise Energy Project; and anticipated time frame for ramp up of, the second 30,000 bbls/day plant at the Company’s Sunrise Energy Project;

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with respect to the Company's Heavy Oil properties: expected timing of first production and anticipated volumes of production at the Company’s Rush Lake, Edam East, Edam West and Vawn heavy oil thermal projects; planned timing of completion of work on the Company’s Saskatchewan pipeline gathering system; and

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with respect to the Company's Downstream operating segment: scheduled timing of in-service date of two 300,000-barrel tanks at Hardisty, Alberta; and plans for further equipment upgrades at the Lima Refinery.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2013 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

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